9/14

08019029

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME FiberWeb Limited

*CURRENT ADDRESS 1 Victoria Villas
Richmond-on-Thames
London, England TW9 2GW

PROCESSED
DEC 11 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35043 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mr

DAT: 12/6/06

The Companies Act 1985 (as Amended)

A PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

TRUSHELFCO (NO.3193) LIMITED

1. The company's name is "TRUSHELFCO (NO.3193) LIMITED".

2. The company's registered office is to be situated in England and Wales.

3. The objects for which the company is established are:-

3.1. To carry on business as a general commercial company and to carry on any trade or business whatsoever.

3.2. To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

3.3. To provide services of all descriptions.

3.4. To lend money, and grant or provide credit and financial accommodation to any person and to deposit money with any person.

3.5. To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

3.6. To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

3.7. To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

3.8. To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

3.9. To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

3.10. To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

3.11. To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

3.12. To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

3.13. To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

3.14. To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred

for the purpose of such an acquisition.

3.15. To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

3.16. To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory

3.17. To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

3.18. To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

3.19. To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

3.20. To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

3.21. In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or

obligation, "and" and "or" shall mean "and/or" where the context so permits, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

4. The liability of the members is limited.

5. The company's share capital is £100, divided into 100 shares of £1, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum, and we agree to take the number of shares shown opposite our respective names.

Names and addresses of subscribers	Number of shares taken by the subscriber
Trexco Limited 2 Lambs Passage London EC1Y 8BB	ONE
Trucidator Nominees Limited 2 Lambs Passage London EC1Y 8BB	ONE

DATED 20 January 2006

RECEIVED
2006 SEP 14 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARTICLES OF ASSOCIATION

of

TRUSHELFCO (NO.3193) LIMITED

1. **Adoption of Table A**

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. **Interpretation**

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. In these articles, "address" in relation to electronic communications includes any number or address used for the purposes of such communications. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. **Rights Attached to Shares**

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

4. **Unissued Shares**

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

5. **Initial Authority to Issue Relevant Securities**

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

6. **Exclusion of Rights to Offers on a Pre-emptive Basis**

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

7. **Transfer and Transmission of Shares**

7.1 The instrument of transfer of a subscriber's share which is not fully paid need not be executed by or on behalf of the transferee. Regulation 23 of Table A shall be modified accordingly.

7.2 The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

7.3 A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

8. **Notice of General Meetings**

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of regulation 38 of Table A shall not apply.

9. **Proceedings at General Meetings**

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. If, and for so long as, the company has only one member, that member or the proxy for that member

or, where that member is a corporation, its duly authorised representative shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

10. Votes of Members

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

11. Members May Vote When Money Payable by Them

Regulation 57 of Table A shall not apply.

12. Receipt of Proxies

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the directors) any authority under which it is made or a copy of the authority, certified notarially or in some other manner approved by the directors;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified or agreed by the directors for the purpose of receiving electronic communications, be received at such address before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in some other manner approved by the directors, must, if required by the directors, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall

be invalid.

Regulation 62 of Table A shall not apply.

13. **Alternate Directors**

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

14. **Power to Provide for Employees**

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

15. **Power to Receive Uncalled Moneys**

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

16. **Delegation of Directors' Powers**

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

17. **Appointment and Removal of Directors by Majority Shareholders**

Any member holding, or any members holding in aggregate, a majority in nominal value of such of the issued share capital of the company at the relevant time as carries the right of attending and voting at general meetings of the company may by memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed). In this article references to in writing include the use of electronic communications.

18. **Appointment of Directors by Board**

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional

director.

19. **No Age Limit or Share Qualification**

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

20. **Exclusion of Rotation Requirements and Other Provisions**

Regulations 73 to 80 (inclusive) and the last sentence of regulation 84 of Table A shall not apply.

21. **Disqualification and Removal of Directors**

The office of a director shall be vacated not only upon the happening of any of the events mentioned in regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

22. **Directors' Gratuities and Pensions**

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

23. **Notice of Board Meetings**

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or by any other means authorised in writing by the director concerned. Notice shall be given in this manner to all directors including any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 88 of Table A shall be modified accordingly.

24. **Participation in Board Meetings by Telephone**

All or any of the members of the board may participate in a meeting of the board by

means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

25. **Resolution in Writing**

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 93 of Table A shall not apply.

26. **Directors May Vote When Interested**

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

27. **Official Seal**

The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

28. **Notices**

Any notice or other document may be served on or sent or delivered to any member by the company either personally, or by sending it by post addressed to the member at his registered address, or by leaving it at that address addressed to the member, or, where appropriate, by using electronic communications to an address notified by the member concerned to the company for that purpose, or by publication on a web site in accordance with the Act, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending

or delivery to all the joint holders. Regulation 112 of Table A shall not apply.

29. **Time of Service**

Any notice or other document, if sent by the company by post, shall be deemed to have been served or delivered twenty four hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document left by the company at a registered address otherwise than by post, or sent by electronic communications shall be deemed to have been served or delivered when it was so left or sent. Regulation 115 of Table A shall not apply.

NAMES, ADDRESS AND DESCRIPTIONS OF SUBSCRIBERS

Trexco Limited
2 Lambs Passage
London
EC1Y 8BB

Trucidator Nominees Limited
2 Lambs Passage
London
EC1Y 8BB

DATED 20 January 2006

Companies House
— for the record —

Electronic statement of compliance with requirements on application for registration of a company pursuant to section 12(3A) of the Companies Act 1985

Company number	5683352
Company name	TRUSHELFCO (NO.3193) LIMITED
I,	NICOLE MONIR
of	92 CROSSLANDS CADDINGTON LUTON BEDFORDSHIRE LU1 4ER
a	person named as a director of the company in the statement delivered to the registrar of companies under section 10(2) of the Companies Act 1985

make the following statement of compliance in pursuance of section 12(3A) of the Companies Act 1985

Statement: I hereby state that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

Confirmation of electronic delivery of information

This statement of compliance was delivered to the registrar of companies electronically and authenticated in accordance with the registrar's direction under section 707B of the Companies Act 1985.

WARNING: The making of a false statement could result in liability to criminal prosecution

Companies House
— for the record —

10(ef)

First directors and secretary and intended situation of registered office

X2AAXC80

Received for filing in Electronic Format on the: **20/01/2006**

Company Name in full:	**TRUSHELFCO (NO.3193) LIMITED**
Proposed Registered Office:	**2 LAMBS PASSAGE** **LONDON** **EC1Y 8BB**

---

memorandum delivered by an agent for the subscriber(s): **Yes**

Agent's Name:	**SLAUGHTER AND MAY**
Agent's Address:	**ONE BUNHILL ROW** **LONDON** **ENGLAND** **EC1Y 8YY**

Company Secretary

Name	**TRUSEC LIMITED**
Address:	**2 LAMBS PASSAGE** **LONDON** **EC1Y 8BB**

Consented to Act: **Y** *Date authorised* **20/01/2006** *Authenticated:* **Y**

Director 1:

Name **NICOLE FRANCES MONIR**

Address: **92 CROSSLANDS**
CADDINGTON
LUTON
BEDFORDSHIRE
LU1 4ER

Nationality: **BRITISH**
Business occupation: **CHARTERED SECRETARY**
Date of birth: **10/05/1967**

Consented to Act: **Y** *Date authorised* **20/01/2006** *Authenticated:* **Y**

Director 2:

Name **LOUISE JANE STOKER**

Address: **2ND FLOOR FLAT**
45 HILLFIELD ROAD
WEST HAMPSTEAD
LONDON
NW6 1QD

Nationality: **BRITISH**
Business occupation: **DIRECTOR**
Date of birth: **28/09/1973**

Consented to Act: **Y** *Date authorised* **20/01/2006** *Authenticated:* **Y**

Authorisation

Authoriser Designation: **SUBSCRIBER** *Date Authorised:* **20/01/2006** *Authenticated:* **Yes**

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5683352

Company Name in full TRUSHELFCO (No. 3193) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	07	03	2006	† Date of Birth	06	06	1958

Appointment form

Appointment as director: x as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title	Mr
*Honours etc	
Forename(s)	Charles David
Surname	Randell
Previous Forename(s)	
Previous Surname(s)	
Usual residential address ††	49 Alleyn Park, Dulwich
Post town	London
Postcode	SE21 8AT
County / Region	
Country	UK
† Nationality	British
† Business occupation	Solicitor
† Other directorships (additional space overleaf)	See attached sheet

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

RECEIVED 2006 SEP 14 A 1:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 07/03/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Director, TRUSEC LIMITED **Date** 07/03/2006

(** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

(ATTACHMENT TO FORM 288a)

COMPANY:

COMPANY NUMBER:

DIRECTOR	**OTHER DIRECTORSHIPS**
Charles David Randell	Slaughter and May Trust Limited Slaughter and May Services Company Trexco Limited Trucidator Nominees Limited Trucidator Limited Trusec Limited

CA060660017

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5683352

Company Name in full TRUSHELFCO (No. 3193) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	07	03	2006	† Date of Birth	18	07	1979

Appointment form

Appointment as director: x — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr — *Honours etc:

Forename(s): Andrew Gareth

Surname: Lewis

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 5 Upper Park Road, Belsize Park

Post town: London — Postcode: NW3 2UN

County / Region: — Country: UK

† Nationality: British — † Business occupation: Solicitor

† Other directorships (additional space overleaf): None

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 7/03/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

FOR AND ON BEHALF OF TRUSEC LIMITED

A director, secretary etc must sign the form below.

Signed [signature] **Date** 7/3/06

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD3 COMPANIES HOUSE 122 16/03/2006

LD3 COMPANIES HOUSE 199 07/03/2006

RECEIVED 2006 SEP 14 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Laserform International 6/02

Company Number

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5683352

Company Name in full TRUSHELFCO (NO. 3193) LIMITED

	Day	Month	Year
Date of termination of appointment	07	03	2006

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: MISS *Honours etc:

Forename(s): LOUISE JANE

Surname: STOKER

	Day	Month	Year
†Date of Birth	28	09	1973

RECEIVED
2006 SEP 14 A 6:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

FOR AND ON BEHALF OF TRUSEC LIMITED

Signed NF. Mor SECRETARY **Date** 07/03/2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver) SECRETARIES

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May
One Bunhill Row London EC1Y 8YY
NFXM/RHXS Tel 0207 600 1200
DX number 11 DX exchange Chancery Lane

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5683352

Company Name in full TRUSHELFCO (NO. 3193) LIMITED

	Day	Month	Year
Date of termination of appointment	07	03	2006

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MRS *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) NICOLE FRANCES

Surname MONIR

	Day	Month	Year
†Date of Birth	10	05	1967

RECEIVED
2006 SEP 14 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

FOR AND ON BEHALF OF
TRUSEC LIMITED

Signed N.F. Monir **Date** 07/03/2006

(** ~~serving director / secretary / administrator / administrative receiver / receiver manager / receiver~~) SECRETARY SECRETARIES

* Voluntary details.
† Directors only.
** *Delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May
One Bunhill Row London EC1Y 8YY
NFXM/RHXS Tel 0207 600 1200
DX number 11 DX exchange Chancery Lane

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland *DX 235 Edinburgh or LP - 4 Edinburgh*

No: 5683352

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTION

of

TRUSHELFCO (NO.3193) LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held on 8th March 2006 the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

That the name of the Company be changed to Fiberweb Limited.

....

Chairman of the meeting

Registered No. 5683352

The Companies Act 1985 (as Amended)

A PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

Fiberweb Limited

1. The company's name is "TRUSHELFCO (NO.3193) LIMITED".[1]

2. The company's registered office is to be situated in England and Wales.

3. The objects for which the company is established are:-

3.1. To carry on business as a general commercial company and to carry on any trade or business whatsoever.

3.2. To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

3.3. To provide services of all descriptions.

3.4. To lend money, and grant or provide credit and financial accommodation to any person and to deposit money with any person.

3.5. To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

3.6. To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

---

[1] The company was incorporated on 22 January 2006 under the name "TRUSHELFCO (NO.3193) LIMITED" and its name was subsequently changed to "Fiberweb Limited" pursuant to a Special Resolution passed on 8 March 2006.

3.7. To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

3.8. To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

3.9. To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

3.10. To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

3.11. To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

3.12. To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

3.13. To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

3.14. To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

3.15. To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

3.16. To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

3.17. To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

3.18. To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

3.19. To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

3.20. To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

3.21. In this clause **"company"**, except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, **"person"** shall include any company as well as any other legal or natural person, **"securities"** shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar

right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

4. The liability of the members is limited.

5. The company's share capital is £100, divided into 100 shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agreed to take the number of share shown opposite our respective names.

Names and addresses of subscribers	Number of shares taken by each subscriber
Trexco Limited 2 Lambs Passage London EC1Y 8BB	ONE
Trucidator Nominees Limited 2 Lambs Passage London EC1Y 8BB	ONE

Dated 8 March 2006

No: 5683352

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTION

of

FIBERWEB LIMITED

(previously TRUSHELFCO (NO.3193) LIMITED)

At an Extraordinary General Meeting of the above-named Company duly convened and held on 3rd April 2006 the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

That the regulations contained in the document produced to the meeting and for the purpose of identification signed by the chairman thereof be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all existing articles of association thereof.

....

Chairman of the meeting

CA060890076

Signed for identification.
[signature]
3 April 2006

Registered No. 5683352

RECEIVED
2006 SEP 14 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARTICLES OF ASSOCIATION

of

Fiberweb Limited[1]

(Adopted pursuant to a Special Resolution passed on 8 March 2006)

1. Adoption of Table A

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. Interpretation

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. In these articles, "address" in relation to electronic communications includes any number or address used for the purposes of such communications. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. Rights Attached to Shares

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

---

[1] The company was incorporated on 22 January 2006 under the name "TRUSHELFCO (NO.3193) LIMITED" and its name was subsequently changed to "Fiberweb Limited" pursuant to a Special Resolution passed on 8 March 2006.

4. Share Certificates

Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the directors may determine. Every certificate shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereupon. The company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Regulation 6 of Table A shall not apply.

5. Unissued Shares

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

6. Initial Authority to Issue Relevant Securities

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

7. Exclusion of Rights to Offers on a Pre-emptive Basis

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

8. Transfer and Transmission of Shares

8.1 The instrument of transfer of a subscriber's share which is not fully paid need not be executed by or on behalf of the transferee. Regulation 23 of Table A shall be modified accordingly.

8.2 The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

8.3 A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

9. Notice of General Meetings

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of regulation 38 of Table A shall not apply.

10. Proceedings at General Meetings

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. If, and for so long as, the company has only one member, that member or the proxy for that member or, where that member is a corporation, its duly authorised representative shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

11. Votes of Members

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

12. Members May Vote When Money Payable by Them

Regulation 57 of Table A shall not apply.

13. Receipt of Proxies

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the directors) any authority under which it is made or a

copy of the authority, certified notarially or in some other manner approved by the directors;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified or agreed by the directors for the purpose of receiving electronic communications, be received at such address before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in some other manner approved by the directors, must, if required by the directors, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall be invalid.

Regulation 62 of Table A shall not apply.

14. Alternate Directors

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

15. Power to Provide for Employees

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

16. Power to Receive Uncalled Moneys

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

17. Delegation of Directors' Powers

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors

or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

18. Appointment and Removal of Directors by Majority Shareholders

Any member holding, or any members holding in aggregate, a majority in nominal value of such of the issued share capital of the company at the relevant time as carries the right of attending and voting at general meetings of the company may by memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed). In this article references to in writing include the use of electronic communications.

19. Appointment of Directors by Board

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional director.

20. No Age Limit or Share Qualification

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

21. Exclusion of Rotation Requirements and Other Provisions

Regulations 73 to 80 (inclusive) and the last sentence of regulation 84 of Table A shall not apply.

22. Disqualification and Removal of Directors

The office of a director shall be vacated not only upon the happening of any of the events mentioned in regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

23. Directors' Gratuities and Pensions

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No

director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

24. Notice of Board Meetings

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or by any other means authorised in writing by the director concerned. Notice shall be given in this manner to all directors including any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 88 of Table A shall be modified accordingly.

25. Participation in Board Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

26. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 93 of Table A shall not apply.

27. Directors May Vote When Interested

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract

includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

28. Notices

Any notice or other document may be served on or sent or delivered to any member by the company either personally, or by sending it by post addressed to the member at his registered address, or by leaving it at that address addressed to the member, or, where appropriate, by using electronic communications to an address notified by the member concerned to the company for that purpose, or by publication on a web site in accordance with the Act, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. Regulation 112 of Table A shall not apply.

29. Time of Service

Any notice or other document, if sent by the company by post, shall be deemed to have been served or delivered twenty four hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document left by the company at a registered address otherwise than by post, or sent by electronic communications shall be deemed to have been served or delivered when it was so left or sent. Regulation 115 of Table A shall not apply.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS

Trexco Limited
2 Lambs Passage,
London EC1Y 8BB

Trucidator Nominees Limited
2 Lambs Passage
London EC1Y 8BB

DATED 3 April 2006

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full Fiberweb Limited

	Day	Month	Year
Date of termination of appointment	03	04	2006

as ~~director~~ [ ] as secretary [x] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title N/A *Honours etc

Forename(s) N/A

Surname Trusec Limited

† Date of Birth (Day / Month / Year)

RECEIVED 2006 SEP 14 A 8:5 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] Director TRUSEC LIMITED **Date** 3rd April 2006

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full Fiberweb Limited

	Day	Month	Year
Date of termination of appointment	03	04	2006

as director x as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME Please insert details as previously notified to Companies House.

*Style / Title: Mr *Honours etc:

Forename(s): Andrew Gareth

Surname: Lewis

	Day	Month	Year
† Date of Birth	18	07	1979

RECEIVED
2006 SEP 14 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] Director TRISEC LIMITED **Date** 3rd April 2006

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full Fiberweb Limited

	Day	Month	Year
Date of termination of appointment	03	04	2006

as director x as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title: Mr
*Honours etc:

Forename(s): Charles David

Surname: Randell

	Day	Month	Year
† Date of Birth	06	06	1958

RECEIVED
2006 SEP 14 A 8:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] Director, TRUSEC LIMITED **Date** 3rd April 2006

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full Fiberweb Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	03	04	2006	† Date of Birth	24	02	1967

Appointment form

Appointment as director: x — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: Mr — *Honours etc:

Forename(s): Robin

Surname: Booth

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† Tykes, 2 Mancroft Road

Post town: Caddington — Postcode: LU1 4EL

County / Region: Bedfordshire — Country: UK

† Nationality: British — † Business occupation: Director

† Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / XXXXXX of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] Date 5/4/06

A director, secretary etc must sign the form below.

Signed [signature] Date 5/4/06

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number — DX exchange

RECEIVED 2006 SEP 14 A 8:52 OFFICE OF INTERNATIONAL CORPORATE FINANCE

LD4 COMPANIES HOUSE 07/04/2006 199

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number | 5683352

† Directors only.

† Other directorships | See attached sheet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

(ATTACHMENT TO FORM 288a)

COMPANY: FIBERWEB LIMITED

COMPANY NUMBER: 5683352

DIRECTOR	OTHER CURRENT DIRECTORSHIPS
Robin Booth	Balderton Aviation Holdings Limited
	BBA Finance No.3
	BBA Finance No.4 Limited
	BBA Finance No.5
	BBA Financial Services
	BBA Financial Services (Jersey) Limited
	BBA Financial Services (UK) Limited
	BBA Properties Limited
	Frothgun (SA) Limited
	Guthrie Estates Holdings Limited
	Guthrie Overseas Investments Limited
	Air Hanson Limited
	BBA France
	Lynton Corporate Jet Limited

PAST DIRECTORSHIPS

Black Isle Helicopters Limited
Lynton Jet Limited
Lynton Platinum Club Limited
Magec Aviation Limited

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

CHFP025

Company Number 5683352

Company Name in full Fiberweb Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	03	04	2006	† Date of Birth	24	06	1951

Appointment form

Appointment as director: x
as secretary: [ ]
Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME
*Style / Title: Mr
*Honours etc:
Forename(s): Andrew Richard
Surname: Wood
Previous Forename(s):
Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: "Lane End", Bank
Post town: Lyndhurst
Postcode: SO43 7FD
County / Region: Hampshire
Country: UK
† Nationality: British
† Business occupation: Group Finance Director
† Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5/4/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5/4/06

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY
Tel
DX number DX exchange

RECEIVED
2006 SEP 14 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 5683352

† Directors only.

† Other directorships: See attached sheet

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

(ATTACHMENT TO FORM 288a)

COMPANY: FIBERWEB LIMITED

COMPANY NUMBER: 5683352

DIRECTOR	**OTHER CURRENT DIRECTORSHIPS**
Andrew Richard Wood	Balderton Aviation Holdings Limited
	BBA Finance No.3
	BBA Finance No.4 Limited
	BBA Finance No.5
	BBA Financial Services
	BBA Financial Services (Jersey) Limited
	BBA Financial Services (UK) Limited
	BBA Group Executives Pension Trustees Limited
	BBA Group Insurances Limited
	BBA Group Pension Trustees Limited
	BBA Group Plc
	BBA Holdings Limited
	BBA Overseas Holdings Limited
	BBA Properties Limited
	Dallas Airmotive (UK) Limited
	Guthrie Estates Holdings limited
	Guthrie Overseas Investments Limited
	The Guthrie Corporation Limited
	Lynton Corporate Jet Limited
	PAST DIRECTORSHIPS
	Black Isle Helicopters Limited
	Lynton Jet Limited
	Lynton Platinum Club Limited
	Magec Aviation Limited

CA060890081

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full Fiberweb Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	0 3	0 4	2 0 0 6	† Date of Birth			

Appointment form

Appointment as XXXXXX [ ] as secretary [x]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): Lucille

Surname: Dolor

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 19B Hollybush Hill, Wanstead

Post town: London Postcode: E11 1PP

County / Region: Country: UK

† Nationality: † Business occupation:

† Other directorships (additional space overleaf):

I consent to act as XXXXXX/ secretary of the above named company

Consent signature [signature] Date 4/4/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 5/4/06

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number DX exchange

RECEIVED 2006 SEP 14 A 8:52 OFFICE OF INTERNATIONAL CORPORATE FINANCE

LD4 LUPTZEDN 156 COMPANIES HOUSE 07/04/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 5683352

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

- dormant
- a parent company which wholly owned the company making the return, or
- *another wholly owned subsidiary of the same parent company.*

LFM GROUP
LASERFORM

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5683352

Company Name in full Fiberweb Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: 7th Floor
20 Balderton Street

Post town: London

County / Region:

Postcode: W1K 6TL

RECEIVED
2006 SEP -14 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Signed [signature] Director, Trustee Limited **Date** 3rd April 2006

† Please delete as appropriate.

† a ~~director~~ /secretary ~~/administrator/administrative receiver/liquidator/receiver manager/receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref:CDR/AGZL/NAC)
One Bunhill Row
London
EC1Y 8YY

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales.

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	5683352
Company Name in full	FIBERWEB LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	21	07	2006	†Date of Birth	27	02	1964

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title	MR
*Honours etc	
Forename(s)	DANIEL ALEXANDER
Surname	DAYAN
Previous Forename(s)	
Previous Surname	
Usual residential address	28 Copse Hill
Post town	Wimbledon
Postcode	SW20 0HG
County / Region	Surrey
Country	
† Nationality	BRITISH
†Business occupation	DIRECTOR
† Other directorships (additional space overleaf)	(See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 21/07/06

A director, secretary etc must sign the form below.

Signed [signature] **Date** 8/8/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Group plc
20 Balderton Street
London W1K 6TL

RECEIVED 2006 SEP 14 A OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Attachment to Form 288a

Company Name: **Fiberweb Limited**

Company Number: **5683352**

Director	**Other Current Directorships**
Daniel Dayan	Fiberweb Holdings Limited
	Past Directorships
	Novar plc MK Electric Limited

Attachment to Form 288a

Company Name: **Fiberweb Limited**

Company Number: **5683352**

Director	**Other Current Directorships**
Simon Bowles	Fiberweb Holdings Limited

Past Directorships

Auto Windscreens Group Limited
BG Nominees Limited
Heidi Car (UK) Limited
Heidi Finance Holdings (UK) Limited
Lex European Holdings Limited
Lex Retail (Europe) Limited
Lex Retail Group Limited
LH Mechanical Handling Limited
Lift Truck Distribution Limited
Morgan Brown Limited
RAC Commercial Assistance Limited
RAC Construction Limited
RAC Enterprises Limited
RAC Holdings Limited
RAC Insurance Limited
RAC Investments Limited
RAC Motoring Services
RAC Recovery
VT Vehicle Solutions Limited
BOC Edwards Chemical Management Europe Limited

RECEIVED
2005 SEP 14 A 8:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ICSA SOFTWARE
BLUEPRINT Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 5683352

Company Name in full FIBERWEB LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	21	07	2006	†Date of Birth	17	08	1957

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): SIMON ALAN

Surname: BOWLES

Previous Forename(s):

Previous Surname:

Usual residential address: Border Hill
Dora's Green Lane
Dippenhall

Post town: nr Farnham Postcode: GU10 5DU

County / Region: Hants Country:

† Nationality: IRISH †Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): None

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 21/07/06

A director, secretary etc must sign the form below.

Signed [signature] **Date** 8/8/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Group plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

ICSA SOFTWARE
BLUEPRINT *Company Secretary*

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 5683352

Company Name in full FIBERWEB LIMITED

	Day	Month	Year
Date of termination of appointment	24	07	2006

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): ANDREW RICHARD

Surname: WOOD

	Day	Month	Year
†Date of birth	24	06	1951

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed **Date** 2 August 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Group plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

Form revised 1999

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

ICSA SOFTWARE
BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 5683352

Company Name in full FIBERWEB LIMITED

	Day	Month	Year
Date of termination of appointment	2 4	0 7	2 0 0 6

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR. *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): ROBIN

Surname: BOOTH

	Day	Month	Year
†Date of birth	2 4	0 2	1 9 6 7

RECEIVED
2006 SEP 14 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2 August 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Group plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

APPENDIX I

RECEIVED
2005 SEP 14 A 8:50

UK Listing Authority Disclosure Requirements

The UK Financial Services Authority ("FSA") (in its capacity as the UK Listing Authority ("UKLA")) requires the publication of annual reports, which are also sent to shareholders and filed with the Registrar of Companies, and the publication of semi-annual results either in the form of a printed report sent to shareholders or as an advertisement in two national daily newspapers. The UKLA also requires notification of important occurrences, such as changes in directors, the issuance and redemption of securities, preliminary profit or loss statements, dividend announcements and any other material facts which, if not disclosed, would create a false or misleading market in a company's ordinary shares. There is also a general obligation imposed by the UKLA requiring the notification of "inside information", which is defined in the Disclosure Rules, as published by the FSA. Broadly, this is information which is likely to have a significant effect on the price of the company's securities.

The following is a summary of the UKLA's requirements, as set out in the Listing Rules, Prospectus Rules and Disclosure Rules, as published by the FSA, relating to notification and publication of material information and the period within which publication or release of such information is required.

The summary refers to a Regulatory Information Service, a "RIS". A RIS is a service or primary information provider that has been approved by the FSA and through which listed companies are required by the Listing Rules and Disclosure Rules to disseminate regulatory information.

UKLA Disclosure Rules Disclosure Requirements

Type and Source of Disclosure	Date Required
1. Provide to the FSA any information that the FSA considers appropriate to protect investors or ensure the smooth operation of the market and any other information or explanation that the FSA may require to verify whether the disclosure rules are being and have been complied with. (DR 1.3.1)	As soon as possible following request.
2. The FSA may require an issuer to publish such information in such form as the FSA considers appropriate to protect investors or to ensure the smooth operation of the market. If an issuer fails to comply with the FSA's request, the FSA may itself publish the information (after giving the issuer an opportunity to make representations as to why it should not be published). (DR 1.3.3)	Within such time limits as the FSA considers appropriate.
3. An issuer must notify a RIS of any inside information which directly concerns the issuer. (DR 2.2.1) Inside information consists of information which is likely to have a significant effect on the price of the issuer's financial instruments. An issuer may, under its own responsibility, delay the public disclosure of inside information, such as not to prejudice its legitimate interests provided that: (1) such omission would not be likely to mislead the public; (2) any person receiving the information owes the issuer a duty of confidentiality, regardless of whether such duty is based on law, regulations, articles of association or contract; and	As soon as possible. N/A

Type and Source of Disclosure	Date Required
(3) the issuer is able to ensure the confidentiality of that information. (DR 2.5.1)	
4. An issuer must take reasonable care to ensure that the disclosure of inside information to the public is synchronised as closely as possible in all jurisdictions in which it has: (i) financial instruments admitted to trading on a regulated market; (ii) requested admission to trading of its financial instruments on a regulated market; or (iii) financial instruments listed on any other overseas stock exchange. (DR 2.4.1)	Synchronised as closely as possible.
5. Whenever an issuer or a person acting on his behalf or for his account discloses any inside information to any third party in the normal exercise of his employment, profession or duties, the issuer must make complete and effective public disclosure of that information via a RIS, unless DR 2.5.1 applies. (DR 2.5.6)	Simultaneously in the case of an intentional disclosure, or as soon as possible in the case of a non-intentional disclosure.
6. An issuer must notify a RIS of any information notified to it in accordance with: (a) persons discharging managerial responsibilities and their connected persons, who must notify the issuer in writing of the occurrence of all transactions conducted on their own account in the shares of the issuer, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. (DR 3.1.2); and (b) section 324 as extended by section 328 of the Companies Act 1985 or entered into the issuer's register in accordance with section 325(3) or (4) of the Companies Act 1985. (DR 3.1.4)	As soon as possible, and in any event no later than the business day following the receipt of the information by the issuer.

* * *

UKLA Listing Rules Disclosure Requirements

Type and Source of Disclosure	Date Required
1. An issuer must provide to the FSA: (1) any information and explanations that the FSA may reasonably require to decide whether to grant an application for admission; (2) any information that the FSA considers appropriate to protect investors or ensure the smooth operation of the market; and (3) any other information or explanations that the FSA may reasonably require to verify whether listing rules are being and have been complied with. (LR 1.3.1)	As soon as possible.
2. (1) The FSA may, at any time, require an issuer to publish such information in such form as it considers appropriate to protect investors or to ensure the smooth operation of the market. (2) If an issuer fails to comply with a requirement under paragraph (1) the FSA may itself publish the information (after giving the issuer an opportunity to make representations as to why it should not be published). (LR 1.3.2)	Within such time limits as the FSA considers appropriate.
3. (1) This rule applies if under the Act or under the law of another EEA State: (a) a prospectus must be approved and published for the securities; or (b) the applicant is permitted and elects to draw up a prospectus for the securities. (2) To be listed, a prospectus must have been approved by the FSA and published in relation to the securities. (LR 2.2.10)	N/A
4. An admission to listing becomes effective only when the FSA's decision to admit the securities to listing has been announced via a RIS or by being posted on a notice board designated by the FSA should the electronic systems be unavailable. (LR 3.2.7)	N/A
5. An issuer must notify a RIS of any information notified to it in accordance with DR 3.1.2 and section 324, as extended by section 328, of the Companies Act 1985.	As soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the issuer.

Type and Source of Disclosure	Date Required
6. A RIS must be notified when an issuer wishes to cancel the listing of its equity securities or preference shares and the issuer must send a circular to the holder of those securities. (LR 5.2.5)	Notify a RIS at the Same time as the circular is despatched to shareholders.
7. Proxy forms must be sent with the notice convening a meeting of holders of listed securities to each person entitled to vote at the meeting.	N/A
8. If there is a need to communicate with holders of listed bearer securities, the company must publish an advertisement in at least one national newspaper referring to the communication and giving an address or addresses from which copies can be obtained.	N/A
9. A listed company must ensure that at least in each EEA State in which its equity securities or preference shares are listed all the necessary facilities and information are available to enable holders to exercise their rights.	At time of issue.
10. A listed company must ensure that for a rights issue the following are notified to a RIS: (1) the issue price and principal terms of the issue; and (2) the results of the issue and, if any rights not taken up are sold, details of the sale, including the date and price per share. (LR 9.5.5)	As soon as possible.
11. A listed company must forward to the FSA for publication through the document viewing facility two copies of all circulars, notices, reports or other documents to which the listing rules apply. (LR 9.6.1)	As the same time as the documents are issued.
12. A listed company must forward to the FSA for publication through the document viewing facility two copies of all resolutions passed by the listed company other than resolutions concerning ordinary business at an annual general meeting. (LR 9.6.2)	As soon as possible after the relevant meeting.
13. A listed company must notify a RIS of the following information: (1) any proposed change in its capital structure including the structure of its listed debt securities, save that an announcement of a new issue may be delayed while marketing or underwriting is in progress; (2) any change in the rights attaching to any class of its listed shares or to any of its listed equity securities which are convertible into equity shares; (3) any redemption of listed shares including details of the number of shares redeemed and the number of shares of that class outstanding following the redemption;	As soon as possible.

Type and Source of Disclosure	Date Required
(4) any extension of time granted for the currency of temporary documents of title; (5) the effect, if any, of any issue of further securities on the terms of exercise of rights under options, warrants and other securities convertible into equity shares; and (6) the results of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities. (LR 9.6.4)	
14. A listed company must notify a RIS of the basis of equity securities offered: (1) generally to the public for cash; or (2) by way of an open offer to shareholders. (LR 9.6.5)	As soon as possible.
15. A listed company must notify a RIS of any information disclosed to it in accordance with sections 198 to 208 of the Companies Act 1985 (relating to the obligation to disclose certain major interests in the share capital of a company). The notification must also include the following details: (1) the date on which the information was disclosed to the company; and (2) the date on which the transaction was effected, if known. (LR 9.6.7)	As soon as possible and in any event by the end of the business day following receipt of the information.
16. A listed company must notify a RIS of any information obtained by it pursuant to section 212 of the Companies Act 1985 (relating to persons interested in shares) or otherwise, where it is apparent that an interest in its share capital exists or has been increased or reduced or ceased to exist and should have been disclosed under sections 198 to 208 of the Companies Act 1985 but has not previously been disclosed. (LR 9.6.8)	As soon as possible and in any event by the end of the business day following receipt of the information.
17. A listed company must notify an RIS of any change to the board including: (1) the appointment of a new director stating the appointee's name and whether the position is executive, non-executive or chairman and the nature of any specific function or responsibility of the position; (2) the resignation, removal or retirement of a director (unless the director retires by rotation and is re-appointed at a general meeting of the listed company's shareholders); (3) important changes to the role, functions or responsibilities of a director; and (4) the effective date of the change if it is not with immediate effect. (LR 9.6.11)	As soon as possible and in any event by the end of the business day following the decision or receipt of notice about the change by the company.

Type and Source of Disclosure	Date Required
18. If the effective date of the board change is not yet known, the notification required by LR 9.6.11 should state this fact and the listed company should notify a RIS. (LR 9.6.12)	As soon as the effective date has been decided.
19. A listed company must notify a RIS of the following information in respect of any new director appointed to the board: (1) details of all directorships held by the director in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a director; (2) any unspent convictions in relation to indictable offences; (3) details of any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the director was an executive director at the time of or within the 12 months preceding, such events; (4) details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the director was a partner at the time of, or within the 12 months preceding, such events; (5) details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of or within the 12 months preceding such event; and (6) details of any public criticisms of the director by statutory or regulatory authorities (including designated professional bodies) and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. (LR 9.6.13)	As soon as possible following the decision to appoint the director and in any event within five business days of the decision.
20. A listed company must notify a RIS of any changes in the information set out in LR 9.6.13 (1) to LR 9.6.13 (6) in respect of any current director. (LR 9.6.14)	As soon as possible.
21. A listed company must notify a RIS of information relating to the disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with the PD Regulations. (LR 9.6.16)	As soon as possible.
22. A listed company must notify a RIS of the details of any variation in the lock-up arrangements disclosed in accordance with the PD Regulations or any subsequent announcement. (LR 9.6.17)	As soon as possible.

Type and Source of Disclosure	Date Required
23. A listed company must notify a RIS of all resolutions passed by the company other than resolutions concerning ordinary business passed at an annual general meeting. (LR 9.6.18)	As soon as possible after a general meeting.
24. A listed company which changes its name must: (1) notify a RIS of the change, stating the date on which it has taken effect; (2) inform the FSA in writing of the change; and (3) where the listed company is incorporated in the United Kingdom, send the FSA a copy of the revised certificate of incorporation issued by the Registrar of Companies. (LR 9.6.18)	As soon as possible.
25. A listed company must notify a RIS of: (1) any change in its accounting reference date; and (2) the new accounting reference date. (LR 9.6.20)	As soon as possible.
26. (1) A listed company must publish its preliminary statement of annual results. (2) A listed company must approve and publish its preliminary statement of annual results within 120 days of the end of the period to which it relates. (LR 9.7.1)	As soon as possible after approval.
27. A listed company must notify a RIS of: (1) a preliminary statement of the annual results, which must: (a) have been agreed with the company's auditors; (b) show the figures in the form of a table, including the items required for a half-yearly report, consistent with the presentation to be adopted in the annual accounts for that financial year; (c) if the auditors report is likely to be modified, give details of the nature of the modification; and (d) include any significant additional information necessary for the purpose of assessing the results being announced; and (2) any decision to pay or make any dividend or other distribution on listed equity or to withhold any dividend or interest payment on listed securities giving details of: (a) the exact net amount payable per share;	As soon as possible after board approval.

Type and Source of Disclosure	Date Required
(b) the payment date; (c) the record date (where applicable); and (d) any foreign income dividend election, together with any income tax treated as paid at the lower rate and not repayable. (LR 9.7.2)	
28. (1) A listed company must publish its annual report and accounts. (2) A listed company must approve and publish its annual report and accounts within six months of the end of the financial period to which they relate. (LR 9.8.1)	As soon as possible after approval.
29. (1) A listed company must publish its half-yearly report. (2) A listed company must approve and publish its half-yearly report within 90 days of the end of the period to which it relates. (LR 9.9.3)	As soon as possible after approval.
30. A listed company must notify a RIS of the publication of its half-yearly report. (LR 9.9.4)	As soon as possible after approval.
31. Where the figures in the half-yearly report have been audited or reviewed by auditors pursuant to the Auditing Practices Board Guidance on Review of Interim Financial Information, the report of the auditors must be reproduced in full in the half-yearly report. (LR 9.9.8)	N/A
32. If a listed company agrees the terms of a class 3 transaction that involves an acquisition and the consideration for the acquisition includes the issue of securities for which listing will be sought, the company must notify a RIS. (LR 10.3.1)	As soon as possible after the terms of the acquisition are agreed.
33. If a listed company agrees the terms of a class 3 transaction of a type other than that referred to in LR 10.3.1 and it releases any details to the public, it must also notify those details to a RIS by no later than the date of the release of details to the public. (LR 10.3.3)	Simultaneously with release of details to the public.
34. A listed company must notify a RIS if it agrees the terms of a class 2 transaction. (LR 10.4.1)	As soon as possible after agreement.

Type and Source of Disclosure	Date Required
35. A listed company must, in relation to a class 1 transaction: (1) comply with the requirements of LR 10.4 (Class 2 requirements) for the transaction; (2) send an explanatory circular to its shareholders and obtain their prior approval in a general meeting for the transaction; and (3) ensure that any agreement effecting the transaction is conditional on that approval being obtained. (LR 10.5.1)	N/A
36. A listed company must in relation to a reverse takeover comply with the requirements of LR 10.5 (Class 1 requirements) for that transaction. (LR 10.6.1)	N/A
37. If a listed company enters into a transaction with a related party, the listed company must: (1) make a notification in accordance with LR 10.4.1; and (2) send a circular to its shareholders containing the information required by LR 13.3 and LR 13.2; (LR 11.1.7)	In accordance with the relevant listing rule.
38. (1) This rule applies to a related party transaction if each of the percentage ratios is less than 5%, but one or more of the percentage ratios exceeds 0.25%. (2) Where this rule applies, LR 11.1.7 does not apply but instead the listed company must before entering into the transaction or arrangement (as the case may be): (a) inform the FSA in writing of the details of the proposed transaction or arrangement; (b) provide the FSA with written confirmation from an independent adviser acceptable to the FSA that the terms of the proposed transaction or arrangement with the related party are fair and reasonable as far as the shareholders of the listed company are concerned; and (c) undertake in writing to the FSA to include details of the transaction or arrangement in the listed company's next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. (LR 11.1.10)	N/A

Type and Source of Disclosure	Date Required
39. Any decision by the board to submit to shareholders a proposal for the listed company to be authorised to purchase its own equity shares must be notified to a RIS. (LR 12.4.4)	As soon as possible.
40. A listed company must notify a RIS of the outcome of the shareholders' meeting to decide the proposal described in LR 12.4.4. (LR 12.4.5)	As soon as possible.
41. Any purchase of a listed company's own equity shares by or on behalf of the company or any other member of its group must be notified to a RIS (LR 12.4.6).	As soon as possible, and in any event by no later than 7:30 a.m. on the business day following the calendar day on which the purchase occurred.
42. Any purchases, early redemptions or cancellations of a company's own listed equity securities (other than equity shares) or preference shares, by or on behalf of the company or any other member of its group must be notified to a RIS when an aggregate of 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled, and for each 5% in aggregate of the initial amount of that class acquired thereafter. (LR 12.5.2)	As soon as possible and in any event no later than 7:30 a.m. on the business day following the calendar day on which the relevant threshold is reached or exceeded.
43. Where, within a period of 12 months, a listed company purchases warrants or options over its own equity shares which, on exercise, convey the entitlement to equity shares representing 15% or more of the company's existing issued shares (excluding treasury shares), the company must send to its shareholders a circular containing the following information: (1) a statement of the directors' intentions regarding future purchases of the company's warrants and options; (2) the number and terms of the warrants or options acquired and to be acquired and the method of acquisition; (3) where warrants or options have been, or are to be, acquired from specific parties, a statement of the names of those parties and all material terms of the acquisition; and (4) details of the prices to be paid. (LR 12.5.7)	N/A
44. If by virtue of its holding treasury shares, a listed company is allotted shares as part of a capitalisation issue, the company must notify a RIS. (LR 12.6.3)	As soon as possible; by no later than 7:30 a.m. on the business day after allotment.

Type and Source of Disclosure	Date Required
45. A company must inform the UKLA without delay if it becomes aware that the proportion of any class of listed equity securities in the hands of the public has fallen below 25% of the total issued share capital of that class or, where applicable, such lower percentage as the UK Listing Authority may have agreed.	N/A

* * *

UKLA Prospectus Rules Disclosure Requirements

Type and Source of Disclosure	Date Required
1. (1) It is unlawful for certain transferable securities to be offered to the public in the United Kingdom unless an approved prospectus has been made available to the public before the offer is made. (2) It is unlawful to request the admission of certain transferable securities to trading on a regulated market situated or operating in the United Kingdom unless an approved prospectus has been made available to the public before the request is made. (PR 1.2.1)	N/A
2. An issuer whose transferable securities are admitted to trading and in relation to whom the United Kingdom is the Home State must at least annually prepare a document (an annual information update) that refers to or contains all information that has been published or made available to the public over the previous 12 months in one or more EEA States and in third countries in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets. (PR 5.2.1)	To be filed with the relevant authority and made available to the public at the latest 20 working days after the publication of the annual financial statements.

* * *

Companies Act 1985 Disclosure Requirements

A company is required to file information with the Registrar of Companies pursuant to the Companies Act 1985. The following is a summary of such information to be filed and the period within which such filing of information is required.

Certain information is required to be filed with the Registrar of Companies on the forms specified by The Companies (Forms) Regulations 1985 (as amended) and the Companies (Registers and Other Records) Regulations 1985 (as amended). A list of these forms, with a brief description of each (other than those relating to overseas companies proposing to carry on business or establish a branch in Great Britain), is attached to this Appendix.

Type and Source of Disclosure	Date Required
1. Directors Report and Accounts together with auditors' report. (Section 242 Companies Act 1985 ("CA 85"))	Within 7 months of end of accounting reference period.
2. Where the memorandum and articles of association of the company have been altered, a copy of the memorandum or articles of association as altered. (Section 18(2) CA 85)	At the time of filing of the documents effecting the alterations.
3. Copies of special resolutions and extraordinary resolutions. (Section 380(4)(a) and (b) CA 85)	Within 15 days of the passing of the resolution.
4. Resolutions or agreements agreed to by all the members of the company which would otherwise have been required to be passed as either special or extraordinary resolutions. (Section 380(4)(c) CA 85)	Within 15 days of the passing of the resolution or the making of the agreement.
5. Resolutions or agreements agreed to by all the members of a class of shareholders, which would otherwise have required a particular majority or have been passed in some particular manner; and all resolutions or agreements which are not agreed to by all holders, but which are nonetheless binding on all holders of a particular class of shares. (Section 380(4)(d) CA 85)	Within 15 days of the passing of the resolution or the making of the agreement.
6. A resolution passed by the directors to change the name of a company to include the word "limited," where directed to do so by the Secretary of State. (Section 380(4)(e) CA 85)	Within 15 days of the passing of the resolution.
7. A resolution to give, vary, revoke or renew the authority of directors to allot relevant securities pursuant to CA 85, Section 80. (Section 380(4)(f) CA 85)	Within 15 days of the passing of the resolution.
8. A resolution to reduce share capital and applicable court order and minute relating thereto. (Sections 135 and 138 CA 85)	Within 15 days of resolution being passed. Court order and minute promptly after receipt.

Type and Source of Disclosure	Date Required
9. A resolution of the directors under CA 85, Section 147(2) to alter the memorandum of association of a public company, when it ceases to be public company through the acquisition of its own shares. (Section 380(4)(g) CA 85)	Within 15 days of the passing of the resolution.
10. A resolution to give, vary, revoke or renew a company's authority under CA 85, Section 166 to make market purchases of its own shares. (Section 380(4)(h) CA 85)	Within 15 days of the passing of the resolution.
11. A resolution for the voluntary winding-up of the company passed pursuant to Section 84(1)(a) of the Insolvency Act 1986. (Section 380(4)(j) CA 85)	Within 15 days of the passing of the resolution.
12. A resolution passed by the directors under regulation 16(2) of the Uncertificated Securities Regulations 2001 (which allows title to a company's shares to be evidenced and transferred without written instrument). (Section 380(4)(l) CA 85)	Within 15 days of the passing of the resolution.
13. A resolution passed by the directors under regulation 16(6) of the Uncertificated Securities Regulations 2001 (which prevents or reverses a resolution of the directors under regulation 16(2) of those Regulations). (Section 380(4)(m) CA 85)	Within 15 days of the passing of the resolution.
14. The procedure for an increase in the share capital of a company requires the company to send a copy of the resolution authorizing the increase to the Register of Companies together with the notice of the increase (Form 123). (Section 123 CA 85)	Within 15 days after the passing of the resolution.
15. Where a company enters into a compromise or arrangement with the members or creditors (or any class of them) (a "<u>Scheme of Arrangement</u>"), the Scheme of Arrangement will not become effective until the order of the applicable court sanctioning the Scheme of Arrangement is delivered to the Register of Companies. (Section 425(3) CA 85)	No prescribed time.

* * *

Companies Registrar Disclosure Requirements

Type and Source of Disclosure	Date Required
1. Notice of application to the applicable court for cancellation or alteration to the objects of a company. (Form 6)	Forthwith on the making of the application and deliver a copy of order and the memorandum as altered within 15 days.
2. Statement of first directors and secretary and intended situation of registered office. (Form 10).	On application.
3. Statutory Declaration on application for registration. (Form 12)	On application.
4. Declaration on application for registration of a company exempt from the requirement to use the word "limited" or "cyfyngedig." (Form 30(5)(a))	On application.
5. Declaration on application for registration under Section 680 of CA 85 (companies not formed under companies legislation but authorized to register) of a company exempt from the requirement to use the word "limited" or "cyfyngedig." (Form 30(5)(b)	On application.
6. Change of name omitting "limited" or "cyfyngedig." (Form 30(5)(c))	On application.
7. Application by a private company for re-registration as a public company (to be accompanied by the documents set out in Section 43(3) of CA 85). (Form 43(3))	On application.
8. Declaration on application by a private company for re-registration as a public company. (Form 43(3)(e))	On application.
9. Application by a limited company to be re-registered as unlimited (to be accompanied by the documents set out in Section 49(8) of CA 85). (Form 49(1))	On application.
10. Members' assent to company being re-registered as unlimited. (Form 49(8)(a))	On application.
11. Form of Statutory Declaration by directors as to members' assent to re-registration of a company as unlimited. (Form 49(8)(b))	On application.
12. Application by an unlimited company to be re-registered as limited (include documents set out in Section 51(5) of CA 85). (Form 51)	Not earlier than filing of the special resolution.
13. Application by a public company for re-registration as a private company. (Form 53)	On application.

Type and Source of Disclosure	Date Required
14. Notice of application made to the applicable court for the cancellation of a special resolution regarding re-registration. (Form 54)	Within 15 days of the court order.
15. Return of allotment(s) of shares. (Form 88(2))	Within one month after the allotment.
16. Particulars of a contract relating to shares allotted as fully or partly paid up otherwise than in cash. (Form 88(3))	Within one month after the allotment.
17. Statement of the amount or rate per cent of any commission payable in connection with the subscription of shares. (Form 97)	Before commission is paid.
18. Application by a public company for a certificate to commence business. (Form 117)	On application.
19. Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion or re-conversion of stock into shares cancellation of unissued shares. (Form 122)	Within 15 days after the passing of the resolution authorising the action.
20. Notice of increase in authorized capital. (Form 123)	Within 15 days after passing of resolution.
21. Statement of rights attached to allotted shares. (Form 128(1))	Within one month from allotting the shares.
22. Statement of particulars of variation of rights attached to shares. (Form 128(3))	Within one month from date of variation.
23. Notice of assignment of name or new name to any class of shares. (Form 128(4))	Within one month of the change.
24. Statements by a company without share capital of rights attached to newly created class of members. (Form 129(1))	Within one month from the date on which the new class is created.
25. Statements by a company without share capital of particulars of a variation of members' class rights. (Form 129(2))	Within one month from date of variation.
26. Notice by a company without share capital of assignment of a name or other designation to a class of members. (Form 129(3))	Within one month from the change.
27. Application by a public company for re-registration as a private company following a court order reducing capital. (Form 139)	On application.
28. Application by a public company for re-registration as a private company following cancellation of shares and reduction of nominal value of issued capital. (Form 147)	On application.

Type and Source of Disclosure	Date Required
29. Declaration in relation to assistance for the acquisition of shares. (Form 155(6)(a))	Together with the special resolution approving the assistance or, if no such resolution is required, within 15 days after the date of the declaration.
30. Declaration by the directors of a holding company in relation to assistance for the acquisition of shares. (Form 155(6)(b))	Together with the special resolution approving the assistance or, if no such resolution is required, within 15 days after the date of the declaration.
31. Notice of application made to the applicable court for the cancellation of a special resolution regarding financial assistance for the acquisition of shares. (Form 157)	On application.
32. Return by a company purchasing its own shares. (Form 169)	Within 28 days after the date any shares purchased are delivered to the company.
33. Declaration in relation to the redemption or purchase of shares out of capital. (Form 173)	Not later than the date of the first notice of the redemption or repurchase.
34. Notice of application to the applicable court for the cancellation of a resolution for the redemption or purchase of shares out of capital. (Form 176)	Forthwith on the making of the application.
35. Notice of place where a register of holders of debentures or a duplicate is kept or of any change in that place. (Form 190/190a)	On change occurring.
36. Notice of change in accounting reference date. (Form 225)	On change occurring.
37. Notice of claim to extension of period allowed for laying and delivering accounts - overseas business or interests. (Form 244)	On application made prior to the expiry of the period allowed for laying accounts. Only liable for accounting periods ending or prior to 31.12.2004.
38. Notice of intention to carry on business as an investment company. (Form 266(1))	On application.

Type and Source of Disclosure	Date Required
39. Notice that a company no longer wishes to be an investment company. (Form 266(3))	On application.
40. Notice of change in situation or address of registered office. (Form 287)	On change.
41. Appointment of director or secretary. (Form 288a)	Within 14 days of appointment.
42. Terminating appointment of director or secretary. (Form 288b)	Within 14 days of termination.
43. Change of particulars for director or secretary. (Form 288c)	Within 14 days of the change.
44. Notice of place where copies of directors' service contracts and any memoranda are kept or any change in that place. (Form 318)	On change.
45. Notice of place where register of directors' interests in shares etc. is kept or of any change in that place. (Form 325)	On change.
46. Notice of place where register of members is kept or of any change in that place. (Form 353/353a)	Within 14 days of the change.
47. Notice of place where an overseas branch register is kept of any change in that place, or of discontinuance of any such register. (Form 362/362a)	Within 14 days of the opening of the branch office or the change or discontinuance.
48. Annual Return containing company details and details of officers. (Form 363a)	Return to be made up to the anniversary of the date of incorporation or the date of the last return. To be delivered to the Registrar of Companies within 28 days after the date to which it is made up.
49. Copy of resolution removing an auditor. (Form 391)	Within 14 days after passing of resolution removing auditor.
50. Particulars of a mortgage or charge. (Form 395)	Within 21 days after the creation of the charge.
51. Particulars for the registration of a charge to secure a series of debentures. (Form 397)	Within 21 days after the execution of the deed containing the charge.

Type and Source of Disclosure	Date Required
52. Particulars of an issue of secured debenture in a series. (Form 397a)	On issue.
53. Certificate of registration in Scotland or Northern Ireland of a charge comprising property situated there. (Form 398)	On application.
54. Particulars of a mortgage or charge subject to which property has been acquired. (Form 400)	21 days after the date on which the acquisition is completed.
55. Declaration of satisfaction in full or in part of mortgage or charge. (Form 403a)	On application.
56. Declaration that part of the property or undertaking charged (a) has been released from the charge; or (b) no longer forms part of the company's property or undertaking. (Form 403b)	On application.
57. Notice of appointment of receiver or manager. (Form 405(1))	Within 7 days of the order or of the appointment.
58. Notice of ceasing to act as receiver or manager. (Form 405(2))	On cessation.
59. Notice to non-assenting shareholders for compulsory acquisition of shares. (Form 429(4))	When the first notice is given.
60. Statutory declaration relating to notice to non-asserting shareholders. (Form 429)	When the first notice is given.
61. Notice to non-assenting shareholders for offeror to acquire shares. (Form 430A)	Within one month of takeover offer.
62. Notice of appointment of liquidator - voluntary winding-up (members' or creditors') (Insolvency Act 1986, Section 109). (Forms 600, 600a)	Within 14 days after appointment.
63. Application for striking off. (Form 652a)	On application.
64. Withdrawal of application for striking off (CA 85, Section 652D). (Form 652c)	Forthwith on the occurrence of events set out in Section 652C of CA 85.
65. Application by joint stock company for registration under Part XXII of CA 85, and declaration and related statements. (Form 680a)	On application.
66. Application by a company which is not a joint stock company for registration under Part XXII of CA 85, and declaration and related statements. (Form 680b)	On application.

Type and Source of Disclosure	Date Required
67. Registration under Part XXII of CA 85: List of members existing joint stock company. (Form 684)	Before the registration of the company.
68. Declaration on application by a joint stock company for registration as a public company. (Form 685)	On application.
69. Registration under Part XXII of CA 85: Statutory Declaration verifying list of members. (Form 686)	Before the registration of the company.

ICSA SOFTWARE
BLUEPRINT
Company Secretary

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 5683352

Company Name in full FIBERWEB LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: 1 VICTORIA VILLAS
RICHMOND-ON-THAMES

Post town: LONDON

County / Region:

Postcode: TW9 2GW

RECEIVED
2006 SEP 14 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Signed [signature] **Date** 2 August 2006

† Please delete as appropriate.

~~† a director /~~ secretary ~~/ administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Group plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full FIBERWEB LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	3 0	0 8	2 0 0 6	†Date of Birth	2 9	0 6	1 9 4 4

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc:

Forename(s): Malcolm David

Surname: Coster

Previous Forename(s):

Previous Surname:

Usual residential address: 46 Golf Side

Post town: Cheam

Postcode: SM2 7EZ

County / Region: Surrey

Country:

† Nationality: BRITISH

†Business occupation: DIRECTOR

† Other directorships (additional space overleaf): None

I consent to act as ** director / secretary of the above named company

Consent Signature M. D. Coster **Date** 31/08/06

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1/09/06

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

<Insert Presentor Details Here>
GABRIELE TRIPP
PA TO CO SEC DEPT
BBA GROUP PLC
20 BALDERTON STREET
LONDON W1K 6TL

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

OFFICE OF THE REGISTRAR OF COMPANIES
2006 SEP -4 A 8
RECEIVED

Company Number 5683352

† Directors only. † Other directorships

ELENIUM SERVICES LIMITED
MTL INSTRUMENTS GROUP PLC
GOLF SIDE LIMITED
THE DMW GROUP LIMITED
M.C. CONSULTANTS (CHEAM) LIMITED
BTG PLC
TOROTRAK PLC
WARP SOLUTIONS LIMITED
PERFORMING RIGHTS SOCIETY LIMITED
THE MCPS-PRS ALLIANCE LIMITED
IX IMAGING PLC
BTG CAPITAL LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ICSA SOFTWARE
BLUEPRINT Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5683352

Company Name in full FIBERWEB LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	30	08	2006	†Date of Birth	01	04	1949

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title	MR
*Honours etc	
Forename(s)	RICHARD NATHAN
Surname	STILLWELL
Previous Forename(s)	
Previous Surname	
Usual residential address	Tyte Court Farbury End Great Rollright
Post town	Chipping Norton
Postcode	OX7 5RS
County / Region	Oxfordshire
Country	
† Nationality	BRITISH
†Business occupation	BARRISTER
† Other directorships (additional space overleaf)	(See continuation sheet).

OFFICE OF THE CORPORATE FINANCE ... 2006 SEP 14 A 8:53 RECEIVED

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 31st Aug 06

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5 Sept 2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

<Insert Presentor Details Here>

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 5683352

† Directors only. † Other directorships

Current Directorships for MR RICHARD NATHAN STILLWELL
BBA GROUP PLC
PENNA CONSULTING PLC
GAP YEAR DIVER LIMITED
St. IVES plc.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Number 2

11,028,645 Shares

TERRAM LIMITED

Incorporated in WALES

This is to Certify that **BBA GROUP PLC**

of **7th Floor, 20 Balderton Street, London, W1K 6TL, ENGLAND.**

is the Registered Proprietor of **eleven million and twenty-eight thousand six hundred and forty-five**

ORDINARY

Shares of £1.000 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006

Directors

Secretary

Number 4

40 Shares

ICSA SOFTWARE
BLUEPRINT
Company Secretary

FIBERWEB LIMITED

Incorporated in ENGLAND

This is to Certify that BBA GROUP PLC

of 7th Floor, 20 Balderton Street, London, W1K 6TL, ENGLAND.

is the Registered Proprietor of **forty**

Ordinary

Shares of £0.050 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006 or under the signatures of a director and the Secretary or alternatively two directors of the Company in accordance with the provisions of Section 36A (4) of the Companies Act 1985, there being no requirement for a common seal.

Directors

Secretary

RECEIVED
2006 SEP 14 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Number 5

100 Shares

ICSA SOFTWARE

BLUEPRINT Company Secretary

FIBERWEB LIMITED

Incorporated in **ENGLAND**

This is to Certify that **BBA GROUP PLC**

of **7th Floor, 20 Balderton Street, London, W1K 6TL, ENGLAND.**

is the Registered Proprietor of **one hundred**

Ordinary

Shares of £0.050 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006 or under the signatures of a director and the Secretary or alternatively two directors of the Company in accordance with the provisions of Section 36A (4) of the Companies Act 1985, there being no requirement for a common seal.

} Directors

Secretary

RECEIVED
2006 SEP 14 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Number 6

5,588,943 Shares

ICSA SOFTWARE
BLUEPRINT Company Secretary

FIBERWEB LIMITED

Incorporated in **ENGLAND**

This is to Certify that **BBA GROUP PLC**

of **7th Floor, 20 Balderton Street, London, W1K 6TL, ENGLAND.**

is the Registered Proprietor of **five million five hundred and eighty-eight thousand nine hundred and forty-three**

Ordinary

Shares of £0.050 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006 or under the signatures of a director and the Secretary or alternatively two directors of the Company in accordance with the provisions of Section 36A (4) of the Companies Act 1985, there being no requirement for a common seal.

Directors

Secretary

Number 7

1 Share

ICSA SOFTWARE

BLUEPRINT
Company Secretary

FIBERWEB LIMITED

Incorporated in **ENGLAND**

This is to Certify that **BALDERTON AVIATION HOLDINGS LIMITED**

of **7th Floor, 20 Balderton Street, London, W1K 6TL, ENGLAND.**

is the Registered Proprietor of **one**

Ordinary

Shares of £0.050 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006 or under the signatures of a director and the Secretary or alternatively two directors of the Company in accordance with the provisions of Section 36A (4) of the Companies Act 1985, there being no requirement for a common seal.

Directors

Secretary

Number 5

98 Shares

ICSA SOFTWARE
BLUEPRINT Company Secretary

FIBERWEB HOLDINGS LIMITED

Incorporated in **ENGLAND**

This is to Certify that **FIBERWEB LIMITED**

of **1 VICTORIA VILLAS, RICHMOND-ON-THAMES, LONDON, TW9 2GW.**

is the Registered Proprietor of **ninety-eight**

Ordinary shares

Shares of £1.000 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006 or under the signatures of a director and the Secretary or alternatively two directors of the Company in accordance with the provisions of Section 36A (4) of the Companies Act 1985, there being no requirement for a common seal.

Directors

Secretary

Number 5

98 Shares

ICSA SOFTWARE
BLUEPRINT Company Secretary

FIBERWEB US HOLDINGS LIMITED

Incorporated in ENGLAND

This is to Certify that **FIBERWEB LIMITED**

of **1 VICTORIA VILLAS, RICHMOND-ON-THAMES, LONDON, TW9 2GW.**

is the Registered Proprietor of **ninety-eight**

Ordinary shares

Shares of £1.000 each, in the above named Company,

Given under the Common Seal of the above Company, this 7th day of September 2006 or under the signatures of a director and the Secretary or alternatively two directors of the Company in accordance with the provisions of Section 36A (4) of the Companies Act 1985, there being no requirement for a common seal.

Directors

Secretary

Company Profile

FIBERWEB LIMITED

Company Details

Company Name:	FIBERWEB LIMITED		
Registration Number:	5683352	**Company Type:**	Private
Country Incorporated:	ENGLAND	**Date Incorporated:**	
Annual Return Type:	Private Company Limited By Shares		
Division:			
Client Account Number:			
Report Group:			
Lookup Code:			
Trading Name:	FIBERWEB LIMITED		
Trading Status:			
Ultimate Parent Name:		**(%)Held:**	
Nature Business:			
Business Activities:			
Net Worth:		**As At:**	

Addresses

Registered Office Address

1 VICTORIA VILLAS
RICHMOND-ON-THAMES
LONDON
TW9 2GW

Date of Effect: 24-Jul-2006

Share Capital (Sterling)

Class	Nominal Value	Number Authorised	Number Issued
Ordinary	£0.050	200,000,000	5,589,084
		£10,000,000.000	£279,454.200

Shareholders

Ordinary

	Shares Held
BALDERTON AVIATION HOLDINGS LIMITED	1
BBA GROUP PLC	5,589,083

CERTIFIED AS A TRUE COPY

[signature]

COMPANY SECRETARY

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHFP055

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

(Address overleaf)

For official use | Company Number: 2254236

Name of Company

* insert full name of company

* TERRAM LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company

§ the copy must be printed or in some other form approved by the registrar

dated 07 September 2006 the nominal capital of the company has been increased by £11,028,645.000 beyond the registered capital of £100,000.000.
A copy of the resolution authorising the increase is attached. §
The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as set out in the Articles of Association of the company and such shares are to rank pari passu with the existing ordinary share capital of the company.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 11/9/06

Presentor's name address, telephone number and reference (if any):

For official use
General Section | Post room

TERRAM LIMITED

(Registered in England – No. 2254236)

WRITTEN RESOLUTIONS OF THE SHAREHOLDER OF THE COMPANY

We, the undersigned, being the sole member of Terram Limited (the "Company") who at the date hereof is entitled to attend and vote at a general meeting of the Company, hereby resolve as follows pursuant to Section 381A, Companies Act 1985 (as amended):

Ordinary Resolutions

1. That the authorised share capital of the Company be and is hereby increased from £100,000 to £11,128,645 by the creation of 11,028,645 new ordinary shares of £1 each, such shares to rank pari passu with the existing ordinary share capital of the Company.

2. That, pursuant to Section 80 of the Companies Act 1985, the directors be and are hereby authorised generally and unconditionally to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £11,028,645 provided that this authority shall expire on the date five years from the date on which this resolution is passed.

Special Resolution

3. That the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities as if the pre-emption provisions of Section 89(1) of the Companies Act 1985 did not apply to such allotment save that this power shall be limited to equity securities up to an aggregate nominal amount of £11,028,645.

____

For and on behalf of BBA Group plc
Shareholder

7 September 2006

G

CHFP055

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

To the Registrar of Companies

(Address overleaf)

For official use

Company Number

5683352

Name of Company

* insert full name of company

* **FIBERWEB LIMITED**

gives notice that:

In accordance with a written resolution passed on 7 September 2006, each issued and each authorised but unissued ordinary share of £1 each in the capital of the Company was sub-divided into 20 ordinary shares of 5 pence each in the capital of the Company.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 11/09/06

Presentor's name, address, telephone number and reference (if any):

Mrs L Dolor
Fiberweb Limited
1 Victoria Villas
Richmond on Thames
London TW9 2GW

For official use

General Section

Post room

ICSA SOFTWARE

BLUEPRINT *Company Secretary*

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHFP055

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

(Address overleaf)

For official use

Company Number

5683352

Name of Company

* insert full name of company

*** FIBERWEB LIMITED**

gives notice in accordance with section 123 of the above Act that by resolution of the company

§ the copy must be printed or in some other form approved by the registrar

dated 07 September 2006 the nominal capital of the company has been increased by £9,999,900 beyond the registered capital of £100 by the creation of 199,998,000 ordinary shares of 5 pence each.

A copy of the resolution authorising the increase is attached. §

The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as set out in the Articles of Association of the company and such shares are to rank pari passu with the existing ordinary share capital of the company.

RECEIVED
2006 SEP 14 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Please tick here if continued overleaf

Signed [signature] Designation ‡ COMPANY SEC Date 11/09/06

Presentor's name address, telephone number and reference (if any):

Mrs L Dolor
Fiberweb Limited
1 Victoria Villas
Richmond on Thames
London TW9 2GW

For official use
General Section
Post room

FIBERWEB LIMITED

(Registered in England – No. 5683352)

WRITTEN RESOLUTIONS OF THE SHAREHOLDER OF THE COMPANY

We, the undersigned, being the sole member of Fiberweb Limited (the "Company") who at the date hereof is entitled to attend and vote at a general meeting of the Company, hereby resolve as follows pursuant to Section 381A, Companies Act 1985 (as amended):

Ordinary Resolutions

1. That each issued and each authorised but unissued ordinary share of £1 each in the capital of the Company be and is hereby sub-divided into 20 ordinary shares of 5 pence each in the capital of the Company.

2. That the authorised share capital of the Company be and is hereby increased from £100 to £10,000,000 by the creation of 199,998,000 new ordinary shares of 5 pence each.

3. That, pursuant to section 80 of the Companies Act 1985, the directors be and are hereby authorised generally and unconditionally to allot relevant securities (as defined in section 80 of the Companies Act 1985) up to an aggregate nominal amount of £7,999,998 provided that this authority shall expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority hereby conferred had not expired.

For and on behalf of BBA Group plc
Shareholder

7 September 2006

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number 5683352

Company Name in full FIBERWEB LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	100		
Nominal value of each share	£0.050		
Amount (if any) paid or due on each share *(including any share premium)*	£2.000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BBA GROUP PLC Address: 7th Floor, 20 Balderton Street, London, ENGLAND UK Postcode W1K 6TL	Class of shares allotted: Ordinary	Number allotted: 100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/09/06

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L Dolor, Fiberweb Limited, 1 Victoria Villas, Richmond on Thames, London TW9 2GW

Tel 020 8439 8310

DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 5683352

Company Name in full FIBERWEB LIMITED

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,588,944		
Nominal value of each share	£0.050		
Amount (if any) paid or due on each share *(including any share premium)*			

RECEIVED
2006 SEP 14 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Shares were allotted in consideration for the sale of 11,128,645 ordinary shares of £1 each in Terram Limited by BBA Group plc to Fiberweb Limited

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BBA GROUP PLC Address: 7th Floor, 20 Balderton Street, London, ENGLAND UK Postcode W1K 6TL	Ordinary	5,588,943
Name: BALDERTON AVIATION HOLDINGS LIMITED Address: 7th Floor, 20 Balderton Street, London, ENGLAND UK Postcode W1K 6TL	Ordinary	1
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/09/06

A ~~director /~~ secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 5719031

Company Name in full FIBERWEB HOLDINGS LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	98		
Nominal value of each share	£1.000		
Amount (if any) paid or due on each share *(including any share premium)*	£1.000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: FIBERWEB LIMITED Address: 1 VICTORIA VILLAS, RICHMOND-ON-THAMES, LONDON UK Postcode: TW9 2GW	Class of shares allotted: Ordinary shares	Number allotted: 98
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/09/06

A director / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L Dolor, Fiberweb Holdings Limited, 1 Victoria Villas,
Richmond on Thames, London TW9 2GW
Tel 020 8439 8310
DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number	5852158
Company Name in full	FIBERWEB US HOLDINGS LIMITED

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	98		
Nominal value of each share	£1.000		
Amount (if any) paid or due on each share *(including any share premium)*	£1.000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	FIBERWEB LIMITED	Class of shares allotted: Ordinary shares	Number allotted: 98
Address	1 VICTORIA VILLAS, RICHMOND-ON-THAMES, LONDON		
UK Postcode	TW9 2GW		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/09/06

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs L Dolor, Fiberweb US Holdings Limited, 1 Victoria Villas,
Richmond on Thames, London TW9 2GW

Tel 020 8439 8310

DX number DX exchange